English Translation

This document is executed in Indonesian Language

No. 017/E00-E0E/FIN/14

January 22, 2014

To:

Head of the Capital Market Supervisory

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : Rating Information

Dear Sir/Madam,

Please kindly be informed of the updated ratings from Standard and Poor’s, i.e. “BB+/Stable/NR” for long-term corporate credit rating (previously “BB+/Watch Pos/NR”), “axBBB+/--” for long-term ASEAN regional scale (previously “axBBB+/Watch Pos/--”), and “BB+” for Indosat Palapa Company B.V. guaranteed senior unsecured notes (previously “BB+/Watch Pos”) (for complete reference, please open http://www.indosat.com/Investor_Relation ).

Thank you for your kind attention.

Sincerely,

Group Head

Investor Relations & Corporate Secretary

Bayu Hanantasena

Cc :

1.

Indonesian Capital Market Electronic Library (CaMEL)

2.

Board of Directors of Indonesia Stock Exchange

3.

PT Bank Rakyat Indonesia (Persero) Tbk, as Trustee